LEADERS OUTLOOK VARIABLE ANNUITY SERIES I/IR
TALCOTT RESOLUTION LIFE INSURANCE COMPANY

Annual Product Notice for Existing Investors
May 1, 2023

This product notice provides updated information about Leaders Outlook variable annuity Series I/IR, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life Insurance Company, (“Talcott Resolution”). The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:

Contract Version	Website Address
Leaders Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416595296
Leaders Elite Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416595163
Leaders Solution Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P888
Huntington Leaders Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P771
Classic Leaders Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P821
Nations Outlook Variable Annuity Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416595122

You can also obtain this information at no cost by contacting us as instructed below.
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Series I/IR of Leaders Outlook, Leaders Elite Outlook, Leaders Solution Outlook, Huntington Leaders Outlook, Classic Leaders Outlook, and Nations Outlook Variable Annuity.
Additional information about certain investment products, including variable annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b.Emailing:     asccontactus@talcottresolution.com
c.Visiting:     www.talcottresolution.com
The Securities and Exchange Commission (“SEC”) has not approved or disapproved of this security or passed upon the accuracy or adequacy of this summary prospectus. Any representation to the contrary is a criminal offense.

Page
Special Terms	3
Updated Information About Your Contract	3
Key Information Table	3
Appendix A Funds Available Under the Contract	APP A-1
Appendix A.1 Funds by Product	APP A.1-1

Special Terms Used in this Product Notice

Contract Value	The total value of your investments in the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. Effective October 4, 2013, we no longer accept new allocations or premium payments to the Fixed Accumulation Feature except for contracts issued in Massachusetts.
Sub-Account	A fund option under the contract. There is a Sub-Account that corresponds to each fund that is available under the contract.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 2, 2022. This does not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:
Changes for all Contracts:
• Effective in the first or second quarter of 2023, Franklin Advisers, Inc. replaced Franklin Templeton Institutional, LLC as adviser for the Franklin Global Real Estate VIP Fund.

Additional Changes for Leaders Elite Outlook:
• Effective March 13, 2023, the PSF International Growth Portfolio was liquidated into the AST International Growth Portfolio and the AST International Growth Portfolio was renamed the AST International Equity Portfolio.

Key Information Table
Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
Your Contract may be subject to surrender charges. Surrender charges may apply to both partial and full Surrenders.
•If you withdraw money from your contract within 4 years following your last premium payment, you may be assessed a surrender charge of up to 6% (as a percentage of premium payments withdrawn), declining to 0% over that time period.
For example, if you were to withdraw $100,000 during a surrender charge period, you could be assessed a charge of up to $6,000.
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
Fee Tables The Contract - Charges and Fees - The Contingent Deferred Sales Charge
Transaction Charges	Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).			Fee Tables
Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
Fee Tables The Contract - Charges and Fees
	Annual Fee	Minimum	Maximum
	Base Contract	1.71%¹	1.71%¹
	Investment Options (fund fees and expenses)	0.28%²	1.26%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.15%[1]	0.75%[1]

1 As a percentage of average daily Sub-Account Values. [2] As a percentage of fund net assets.
Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $2,325	Highest Annual Cost: $4,478
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive fund fees and expenses	•Most expensive combination of optional benefits and fund fees and expenses
	•No sales charges or advisory fees	•No sales charges or advisory fees
	•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

	RISKS		Location in Prospectus
Risk of Loss	You can lose money by investing in this contract, including loss of principal.		Fee Tables Fixed Accumulation Feature The Contract - Charges and Fees - The Contingent Deferred Sales Charge Appendix Tax
Not a Short-Term Investment
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees mean the contract is generally more beneficial to investors with a long-time horizon.
•A 10% penalty tax may be applied to Surrenders before age 59½.

Risks Associated with Investment Options
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by visiting the "About Us" tab at www.talcottresolution.com or by calling 1-800-862-6668.
	RESTRICTIONS		Location in Prospectus

Investment Options
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
General Contract Information The Contract - Purchases and Contract Value
Optional Benefits
~~•~~Optional benefits may further limit or restrict the investment options that you may select under the contract. We may impose these restrictions in the future.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or may result in termination of the benefit.
The Contract - Principal First
	TAXES	Location in Prospectus
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59-1/2.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
Other Information - How Contracts Are Sold
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.	The Contract - Purchases and Contract Value - Replacement of Annuities

Appendix A — Funds Available Under the Contract
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:

Contract Version	Website Address
Leaders Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416595296
Leaders Elite Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416595163
Leaders Solution Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P888
Huntington Leaders Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P771
Classic Leaders Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P821
Nations Outlook Variable Annuity Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416595122
Availability of portfolio companies may vary by employer. Participants should reference their plan documents for a list of available portfolio companies.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@talcottresolution.com.
Funds available under your specific Contract class/version are listed in Appendix A.1.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Allocation	American Funds Asset Allocation Fund - Class 2 Adviser: Capital Research and Management Company	0.55%	(13.40)%	5.33%	8.10%
Fixed Income	American Funds Capital World Bond Fund - Class 2 Adviser: Capital Research and Management Company	0.72%	(17.69)%	(1.77)%	(0.50)%
International Equity	American Funds Capital World Growth and Income Fund - Class 2 Adviser: Capital Research and Management Company	0.67%*	(17.33)%	4.10%	7.77%
International Equity	American Funds Global Growth Fund - Class 2 Adviser: Capital Research and Management Company	0.66%*	(24.74)%	7.06%	10.15%
International Equity	American Funds Global Small Capitalization Fund - Class 2 Adviser: Capital Research and Management Company	0.91%*	(29.55)%	2.79%	6.84%
U.S. Equity	American Funds Growth Fund - Class 2 Adviser: Capital Research and Management Company	0.59%	(29.94)%	11.14%	13.64%
U.S. Equity	American Funds Growth-Income Fund - Class 2 Adviser: Capital Research and Management Company	0.53%	(16.49)%	7.83%	11.54%
International Equity	American Funds International Fund - Class 2 Adviser: Capital Research and Management Company	0.78%	(20.79)%	(1.03)%	3.92%
International Equity	American Funds New World Fund - Class 2 Adviser: Capital Research and Management Company	0.82%*	(22.10)%	2.32%	4.27%
Fixed Income	American Funds The Bond Fund of America - Class 2 Adviser: Capital Research and Management Company	0.46%*	(12.58)%	0.76%	1.36%
U.S. Equity	American Funds Washington Mutual Investors Fund - Class 2 Adviser: Capital Research and Management Company	0.50%*	(8.45)%	7.11%	11.30%
International Equity	AST International Equity Portfolio Adviser: Prudential Investments LLC and AST Investment Services, Inc. Subadviser: William Blair & Company LLC, Neuberger Berman Management, LLC and Jennison Associates LLC	0.99%*	(29.16)%	3.65%	5.94%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
U.S. Equity	BlackRock Large Cap Focus Growth V.I. Fund - Class I Adviser: BlackRock Advisors, LLC	0.79%*	(38.11)%	7.51%	12.17%
U.S. Equity	Columbia Variable Portfolio - Dividend Opportunity Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC	0.73%*	(1.11)%	8.10%	10.06%
Fixed Income	Columbia Variable Portfolio - Income Opportunities - Class 1 Adviser: Columbia Management Investment Advisers, LLC	0.64%*	(10.01)%	2.22%	3.63%
U.S. Equity	Columbia Variable Portfolio - Large Cap Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC	0.70%*	(31.38)%	9.21%	12.60%
International Equity	Columbia Variable Portfolio - Overseas Core Fund - Class 2 Adviser: Columbia Management Investment Advisers, LLC	1.04%	(14.90)%	1.14%	3.96%
U.S. Equity	Columbia Variable Portfolio - Select Mid Cap Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC	0.82%*	(30.83)%	7.05%	10.16%
U.S. Equity	Columbia Variable Portfolio - Small Company Growth Fund - Class 1† Adviser: Columbia Management Investment Advisers, LLC	0.85%*	(35.77)%	8.09%	11.57%
U.S. Equity	CTIVP - Principal Blue Chip Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC	0.70%	(28.00)%	7.69%	12.65%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	0.96%*	(39.96)%	6.45%	9.88%
Sector Equity	Franklin Global Real Estate VIP Fund - Class 2† Adviser: Franklin Templeton Institutional, LLC	1.25%*	(26.06)%	0.24%	2.89%
Allocation	Franklin Income VIP Fund - Class 2 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	0.71%	(5.47)%	4.30%	5.51%
U.S. Equity	Franklin Large Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	1.10%	(36.54)%	7.01%	10.43%
International Equity	Franklin Mutual Global Discovery VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	1.18%	(4.75)%	3.66%	6.60%
Allocation	Franklin Mutual Shares VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC	0.94%	(7.43)%	3.15%	6.73%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	0.90%*	(10.57)%	10.04%	11.86%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	0.91%*	(10.06)%	5.48%	9.09%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	1.09%*	(33.69)%	7.07%	9.91%
Fixed Income	Franklin Strategic Income VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	0.81%*	(10.46)%	0.21%	1.56%
Allocation	Hartford Balanced HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.91%	(13.66)%	5.84%	7.92%
U.S. Equity	Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.92%	(15.50)%	7.41%	10.62%
U.S. Equity	Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.84%	(19.20)%	9.28%	12.83%
U.S. Equity	Hartford Dividend and Growth HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.90%	(9.15)%	9.27%	11.91%
International Equity	Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.00%	(18.32)%	1.53%	4.87%
U.S. Equity	Hartford MidCap HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.97%	(24.46)%	4.80%	10.66%
APP A-2

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
U.S. Equity	Hartford Small Company HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.04%	(31.07)%	7.17%	9.83%
U.S. Equity	Hartford Stock HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.76%	(5.37)%	11.45%	12.70%
Fixed Income	Hartford Total Return Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.75%	(14.41)%	0.10%	1.24%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.43%	(0.17)%	1.09%	0.76%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.68%	(0.50)%	0.82%	0.52%
U.S. Equity	Invesco V.I. American Franchise Fund - Series I Adviser: Invesco Advisers, Inc.	0.86%	(31.11)%	7.66%	11.64%
U.S. Equity	Invesco V.I. American Value Fund - Series I Adviser: Invesco Advisers, Inc.	0.89%	(2.61)%	6.59%	8.87%
U.S. Equity	Invesco V.I. Core Equity Fund - Series I Adviser: Invesco Advisers, Inc.	0.80%	(20.55)%	6.19%	8.30%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series I Adviser: Invesco Advisers, Inc.	0.86%	(30.98)%	8.64%	11.83%
International Equity	Invesco V.I. EQV International Growth Fund - Series I Adviser: Invesco Advisers, Inc.	0.91%	(18.31)%	1.51%	4.41%
Money Market	Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	0.28%	1.45%	1.04%	0.59%
Money Market	Invesco V.I. Government Money Market Fund - Series II** Adviser: Invesco Advisers, Inc.	0.53%	1.25%	0.88%	0.48%
Fixed Income	Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	0.68%	(10.29)%	(0.12)%	0.43%
Fixed Income	Invesco V.I. Government Securities Fund - Series II Adviser: Invesco Advisers, Inc.	0.93%	(10.58)%	(0.39)%	0.17%
Fixed Income	Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	0.88%	(9.55)%	1.36%	2.92%
U.S. Equity	Invesco V.I. Main Street Mid Cap Fund - Series I Adviser: Invesco Advisers, Inc.	0.93%	(14.26)%	5.10%	7.99%
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series I Adviser: Invesco Advisers, Inc.	0.95%	(20.51)%	5.54%	8.33%
U.S. Equity	MFS® Core Equity Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	0.83%*	(17.27)%	9.53%	12.61%
International Equity	MFS® Global Equity Series - Initial Class Adviser: Massachusetts Financial Services Company	0.92%*	(17.73)%	5.18%	8.42%
U.S. Equity	MFS® Growth Series - Initial Class Adviser: Massachusetts Financial Services Company	0.74%*	(31.63)%	9.57%	13.05%
Fixed Income	MFS® High Yield Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	0.72%*	(10.51)%	1.60%	3.26%
U.S. Equity	MFS® Investors Trust Series - Initial Class Adviser: Massachusetts Financial Services Company	0.78%*	(16.49)%	8.44%	11.43%
U.S. Equity	MFS® Massachusetts Investors Growth Stock Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	0.73%*	(19.26)%	11.95%	13.28%
U.S. Equity	MFS® Mid Cap Growth Series - Initial Class Adviser: Massachusetts Financial Services Company	0.80%*	(28.70)%	9.28%	12.53%
U.S. Equity	MFS® New Discovery Series - Initial Class Adviser: Massachusetts Financial Services Company	0.87%*	(29.76)%	7.81%	9.99%
International Equity	MFS® Research International Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	0.96%*	(17.58)%	2.69%	4.68%
U.S. Equity	MFS® Research Series - Initial Class Adviser: Massachusetts Financial Services Company	0.79%*	(17.21)%	8.90%	11.68%
Fixed Income	MFS® Total Return Bond Series - Initial Class Adviser: Massachusetts Financial Services Company	0.53%*	(13.93)%	0.19%	1.39%
APP A-3

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Allocation	MFS® Total Return Series - Initial Class Adviser: Massachusetts Financial Services Company	0.61%*	(9.58)%	5.18%	7.34%
U.S. Equity	MFS® Value Series - Initial Class Adviser: Massachusetts Financial Services Company	0.69%*	(5.91)%	7.35%	11.05%
U.S. Equity	PSF PGIM Jennison Focused Blend Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC	1.26%	(26.04)%	6.32%	10.06%
U.S. Equity	PSF PGIM Jennison Growth Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC	1.02%	(37.85)%	7.96%	12.64%
U.S. Equity	PSF PGIM Jennison Value Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC	0.82%	(8.25)%	6.31%	8.84%
International Equity	Templeton Developing Markets VIP Fund - Class 1 Adviser: Templeton Asset Management Ltd.	1.12%*	(21.70)%	(1.40)%	1.28%
International Equity	Templeton Foreign VIP Fund - Class 2 Adviser: Templeton Investment Counsel, LLC	1.09%*	(7.61)%	(1.97)%	1.47%
International Equity	Templeton Growth VIP Fund - Class 2 Adviser: Templeton Global Advisors Limited	1.12%*	(11.50)%	(0.76)%	4.05%

*	Annual expenses reflect a contractual fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of Contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract value is allocated to a money market Sub-Account, that portion of the value of your Contract value may decrease in value.
†	Closed to new and subsequent Premium Payments and transfers of Contract Value.
APP A-4

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:
Classic Leaders Outlook 1
Huntington Leaders Outlook 1
Leaders Elite Outlook 1
Leaders Outlook 1
Leaders Solution Outlook 1

The Portfolio Planner Models
The following model(s) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	Series 1150	Series 1151	Series 2106	Series 3039
American Funds Global Bond Fund	10%	7%	6%	4%
American Funds Growth-Income Fund	3%	4%	5%	6%
American Funds International Fund	3%	4%	5%	6%
American Funds The Bond Fund of America	20%	15%	11%	9%
American Funds Washington Mutual Investors Fund	5%	7%	8%	9%
Franklin Large Cap Growth VIP Fund	5%	6%	7%	8%
Franklin Mutual Global Discovery VIP Fund	2%	3%	4%	5%
Franklin Small-Mid Cap Growth VIP Fund	2%	3%	3%	4%
Invesco V.I. Government Securities Fund	25%	19%	16%	11%
Invesco V.I. Small Cap Equity Fund	2%	3%	4%	5%
MFS High Yield Portfolio	15%	19%	17%	16%
MFS Investors Trust Series	3%	4%	5%	7%
Templeton Developing Markets VIP Fund	2%	3%	4%	4%
Templeton Foreign VIP Fund	3%	3%	5%	6%
Total	100%	100%	100%	100%
APP A-5

Appendix A.1 Funds by Product
Investment options available to your specific Contract are listed in the following table.

Portfolio Company and Adviser/Subadviser	Classic Leaders Outlook Series I/IR (TL)	Huntington Leaders Outlook Series I/IR (TL)	Leaders Elite Outlook Series I/IR (TL/TLA)	Leaders Outlook Series I/IR (TL/TLA)	Leaders Solution Outlook Series I/IR (TL/TLA)	Nations Outlook Variable Annuity Series I/IR TL
American Funds Asset Allocation Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Capital World Bond Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Capital World Growth and Income Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Global Growth Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Global Small Capitalization Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Growth Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Growth-Income Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds International Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds New World Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds The Bond Fund of America - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Washington Mutual Investors Fund - Class 2 Adviser: Capital Research and Management Company	X	X	X	X	X
AST International Equity Portfolio
Adviser: Prudential Investments LLC and AST Investment Services, Inc.
Subadviser: William Blair & Company LLC, Neuberger Berman Management, LLC and Jennison Associates LLC			X
BlackRock Large Cap Focus Growth V.I. Fund - Class I Adviser: BlackRock Advisors, LLC					X
Columbia Variable Portfolio - Dividend Opportunity Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC						X
Columbia Variable Portfolio - Income Opportunities - Class 1 Adviser: Columbia Management Investment Advisers, LLC						X
Columbia Variable Portfolio - Large Cap Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC						X
Columbia Variable Portfolio - Overseas Core Fund - Class 2 Adviser: Columbia Management Investment Advisers, LLC						X
Columbia Variable Portfolio - Select Mid Cap Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC						X
Columbia Variable Portfolio - Small Company Growth Fund - Class 1† Adviser: Columbia Management Investment Advisers, LLC						X
CTIVP - Principal Blue Chip Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC						X
Franklin DynaTech VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	X	X		X
Franklin Global Real Estate VIP Fund - Class 2† Adviser: Franklin Templeton Institutional, LLC	X		X	X	X
Franklin Income VIP Fund - Class 2 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	X	X	X	X	X
Franklin Large Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	X	X	X	X	X
APP A.1-1

Portfolio Company and Adviser/Subadviser	Classic Leaders Outlook Series I/IR (TL)	Huntington Leaders Outlook Series I/IR (TL)	Leaders Elite Outlook Series I/IR (TL/TLA)	Leaders Outlook Series I/IR (TL/TLA)	Leaders Solution Outlook Series I/IR (TL/TLA)	Nations Outlook Variable Annuity Series I/IR TL
Franklin Mutual Global Discovery VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	X	X	X	X	X
Franklin Mutual Shares VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC	X	X	X	X	X
Franklin Rising Dividends VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	X	X	X	X	X
Franklin Small Cap Value VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	X	X	X	X	X
Franklin Small-Mid Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	X	X	X	X	X
Franklin Strategic Income VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	X	X	X	X	X
Hartford Balanced HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Dividend and Growth HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford MidCap HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Small Company HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Stock HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Total Return Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Hartford Ultrashort Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP						X
Invesco V.I. American Franchise Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X
Invesco V.I. American Value Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Core Equity Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X
Invesco V.I. Discovery Mid Cap Growth Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. EQV International Growth Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	X	X	X	X	X
APP A.1-2

Portfolio Company and Adviser/Subadviser	Classic Leaders Outlook Series I/IR (TL)	Huntington Leaders Outlook Series I/IR (TL)	Leaders Elite Outlook Series I/IR (TL/TLA)	Leaders Outlook Series I/IR (TL/TLA)	Leaders Solution Outlook Series I/IR (TL/TLA)	Nations Outlook Variable Annuity Series I/IR TL
Invesco V.I. Government Money Market Fund - Series II** Adviser: Invesco Advisers, Inc.						X
Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Government Securities Fund - Series II Adviser: Invesco Advisers, Inc.						X
Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.						X
Invesco V.I. Main Street Mid Cap Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Small Cap Equity Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X
MFS® Core Equity Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Global Equity Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Growth Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® High Yield Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Investors Trust Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Massachusetts Investors Growth Stock Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Mid Cap Growth Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® New Discovery Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Research International Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	X	X		X
MFS® Research Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X		X
MFS® Total Return Bond Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X		X
MFS® Total Return Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Value Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
PSF PGIM Jennison Focused Blend Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC			X
PSF PGIM Jennison Growth Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC			X
PSF PGIM Jennison Value Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC			X
Templeton Developing Markets VIP Fund - Class 1 Adviser: Templeton Asset Management Ltd.	X	X	X	X	X
Templeton Foreign VIP Fund - Class 2 Adviser: Templeton Investment Counsel, LLC	X	X	X	X	X
Templeton Growth VIP Fund - Class 2 Adviser: Templeton Global Advisors Limited	X	X	X	X	X

APP A.1-3

* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier:    C000005822    Leaders Outlook I/IR
C000059453    Leaders Elite Outlook I/IR
C000059454    Leaders Solution Outlook I/IR
C000059455    Huntington Leaders Outlook I/IR
C000059452    Classic Leaders Outlook I/IR
C000059456    Nations Outlook VA I/IR

APP A.1-4